T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

October 29, 2007 - Vancouver, British Columbia, Canada Based – Levon Resources Ltd. ("Levon Resources" or the "Company") (TSX VENTURE: LVN) (US OTC: LVNVF) (FRANKFURT: LO9) is pleased to announce the development of a new media platform; The Levon Resources Ltd. TV Channel, produced by NetTV.

The Levon Resources TV channel can be viewed at www.nettv.tv/levon

The Levon Resources TV Channel will enable our investors and potential shareholders to see first hand the developments that are being made at our various project sites and will be updated quarterly.

According to Ron Tremblay, Levon Resources President, "Levon is keen to develop new and exciting ways to keep the investment community fully informed of our project developments. We feel that this new media platform will attract a new audience based on the success of NetTV, and other similar sites.

Levon Resources Ltd. is a gold exploration company listed on Toronto's TSX Venture Exchange, US OTC and on the Frankfurt Stock Exchange. Levon Resources is currently aggressively exploring its Congress property located in the Bridge River Valley, British Columbia. The Bridge River properties along with a joint venture on the Cortez Gold Trend in Nevada with Coral Gold Resources remain Levon’s main focus. Levon’s strategy is to expand resources through strategically focused drilling in high grade areas that have been previously sampled. Recent trenching encountered Gold grades of up to 14.57 grams per metric ton (0.425 ounces per ton) over a width of 6 meters at the Congress property in BC. To date, Levon has established 194,000 (43-101) oz Au resource at the Bridge River Property.

Levon Resources Chief Executive Officer Louis Wolfin, and President Ron Tremblay together bring over 50 years of experience in exploration, mining and corporate finance.

Further information can be found by visiting Levon’s website: www.levon.com or the Company's publicly available records at www.sedar.com.

Forward-Looking Statements

This press release contains certain "forward-looking statements". All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding potential mineralization and resources, and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, changes in commodity prices, changes in equity markets, political developments in Mexico, changes to regulations affecting the Company's activities, delays in obtaining or failures to obtain required regulatory approvals, the uncertainties involved in interpreting exploration results and other geological data, and the other risks involved in the mineral exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained in this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.